UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras prepays partial debt to Petros

—

Rio de Janeiro, February 22, 2022 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved on this date the partial prepayment of the Pre-70 Term of Financial Commitment (TFC Pre-70) and Pension Difference Term of Financial Commitment (TCF Pension Difference), celebrated with the Fundação Petrobras de Seguridade Social (Petros), in the amount of R$ 6.882 billion, expected to take place on February 25, 2022.

The TFC Pre-70 and TCF Pension Difference were signed in 2008 and are part of the Reciprocal Obligations Agreement (ROA), signed with Petros and several trade unions in 2006.

This pre-payment is in line with the provisions agreed upon in the mentioned contractual instruments, as well as with the company's liability management process, which seeks to reduce interest expenses and the amount of real guarantees, besides contributing to improve the liquidity of the plans.

It is worth mentioning that the TFC Pre-70 and TFC Pension Difference are commitments already registered in Petrobras' Financial Statements, composing the register of the actuarial liability value, as explained in note "13. Post-employment benefits" of the Financial Statements for the period ending September 30, 2021.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer